Act: 1933
Section: 2(A)(3)
Rule:
Public Availability: 8/12/2005

August 12, 2005



Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Triad Guaranty, Inc. and Collateral Investment Corp.
Incoming letter dated August 12, 2005

Based on the facts presented, the Division, without necessarily agreeing with your analysis, will not recommend enforcement action to the Commission if Collateral Investment Corp., in reliance on your opinion that the proposed liquidating dividend paid in common stock of Triad Guaranty, Inc. is not a sale within the meaning of section 2(a)(3) of the Securities Act of 1933, effects the described liquidating distribution without registration under the Securities Act. In addition, for purposes of rule 144(d), transferees of the Triad shares may look to the period the shares had been held by CIC.

These positions are based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach different conclusions. The Division's position on registration under the Securities Act expresses its view on enforcement action only. It does not express any legal conclusion on the question presented.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

911631


U.S. SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2005

Mail Stop 3010

Michael K. Renetzky
Lord Bissell Brook LLP
115 S. Lasalle Street
Chicago, Illinois 60603-3901

Re: Triad Guaranty, Inc. and Collateral Investment Corp.

Dear Mr. Renetzky:

In regard to your letter of August 12, 2005, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel



115 S. LASALLE STREET | CHICAGO, ILLINOIS 60603-3901
312.443.0700 | 312.443.0336 FAX | WWW.LORDBISSELL.COM

Securities Act of 1933, §§ 2(a)(3) and 5
Securities Act of 1933, Rule 144

August 12, 2005

Michael K. Renetzky

312.443.1823
Fax: 312.896.6523
mrenetzky@lordbissell.com

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Triad Guaranty, Inc. and Collateral Investment Corp.

Ladies and Gentlemen:

We are counsel to Triad Guaranty, Inc. ("Triad") and are writing on behalf of Triad, Collateral Investment Corp. ("CIC") and CIC's stockholders in connection with the issuance of 2,528,514 shares of Triad's common stock, par value $.01 per share ("Triad Common Stock") to CIC and the subsequent *pro rata* distribution of such shares to CIC's stockholders (the "Liquidating Distribution"), all as part of a reorganization and liquidation (collectively, the "Reorganization") of CIC. CIC and its principal stockholders have authorized us to make the requests contained below on their behalf. As we have discussed, this letter is being submitted in replacement of our initial letter dated May 20, 2005.

Specifically, we respectfully request that the staff of the Securities and Exchange Commission (the "Commission") concur with our opinion that:

(1) The Liquidating Distribution is not a "sale" of securities under Section 2(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"); or confirm that it will not recommend to the Commission any enforcement action if the Liquidating Distribution is effected without registration of the Triad Common Stock under Section 5 of the Securities Act; and

(2) The CIC stockholders may tack the holding period of CIC for the Old Triad Shares and New Triad Shares (each as defined below) when determining their own holding period under Rule 144(d) and Rule 144(k) for the New Triad Shares received by such stockholders in the liquidating distribution.



BACKGROUND

Triad and CIC

Triad was incorporated by CIC in Delaware in August 1993, for the purpose of holding all of the outstanding stock of Triad Guaranty Insurance Corporation, a private mortgage insurance company, and to undertake the initial public offering of Triad's common stock which was completed in November 1993. As of July 15, 2005, Triad has approximately 14,818,546 shares of Triad Common Stock issued and outstanding. CIC currently owns 2,573,551 shares or 17.5% of the issued and outstanding Triad Common Stock (the "Old Triad Shares"). CIC's affiliate, Collateral Mortgage, Ltd. ("CML"), owns approximately 2,572,500 shares or 17.5% of the issued and outstanding Triad Common Stock. These shares of Triad Common Stock, adjusted for stock splits, have been owned by CIC and CML respectively since Triad's initial public offering in 1993. The remainder of the issued and outstanding shares of Triad Common Stock are held by the public. Triad is subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). As such, Triad provides its annual report to CIC and Triad's other stockholders and makes other reports available to the public through the Commission's website.

CIC was incorporated under the laws of Delaware on September 28, 1990. CIC is privately held and is not subject to the reporting requirements of the Exchange Act. CIC's common stock is held by approximately one hundred natural persons and trusts, nearly all of which are related to William T. Ratliff, III, the Chairman of the Board of Triad (with the others being well known to CIC or the Ratliff family). Since its formation, CIC has acted as a holding company with respect to the Old Triad Shares, the shares of certain other subsidiaries of CIC and real estate assets comprised of mortgage loans and residual securities issued pursuant to securitization of real estate assets. The assets of CIC other than the Old Triad Shares account for approximately 17% of the total assets of CIC, based on fair market value as of June 30, 2005. CIC intends to transfer and sell to CML, in exchange for cash, substantially all of its assets other than its Old Triad Shares prior to the Reorganization. The stockholders of CML are substantially identical to the stockholders of CIC. Other than the acquisition of assets from CIC prior to the Reorganization, CML does not have a role in the Reorganization.

Issuance of New Triad Shares

In order to remove an unnecessary layer of organizational structure and for other valid business (which, for Triad, include, among other reasons, being accretive to earnings and book value and providing greater control over the potential disposition of the Old Triad Shares currently held by CIC through certain restrictive agreements) purposes, it is proposed that CIC be liquidated and that the Triad Common Stock held by CIC be distributed to the CIC stockholders. In order for the CIC stockholders to minimize the tax effects of the transaction, and for other valid business reasons, the liquidation will be preceded by a transaction pursuant to an agreement approved by the Board of Directors of both Triad and CIC and by CIC's stockholders (the "Agreement") in which Triad will issue 2,528,514 shares of Triad Common Stock (the "New Triad Shares") to CIC in exchange for all



of CIC's non-cash assets at the time of the proposed transaction, which will consist of the 2,573,551 Old Triad Shares. The Old Triad Shares will be immediately cancelled. Triad proposes to issue the New Triad Shares to CIC in reliance upon the exemption from registration provided in Section 3(a)(9) of the Securities Act[1]. CIC plans to provide information about its Reorganization to its stockholders in a proxy statement that will contain: the current ownership of CIC stock and the related voting rights, a brief history and description of CIC, CIC financial statements, a description of the nature of the transaction, a description and copy of the fairness opinion delivered in connection with the transaction, the anticipated tax consequences of the transaction, the manner in which the number of shares of Triad Common Stock to be distributed to each CIC stockholder will be determined, a description of the transaction with CML, a description of the liquidation of CIC, a description of the treatment of fractional shares, a description of share transfer restrictions and other obligations of CIC stockholders, copies of the primary documents relating to the transaction, a copy of Triad's most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, a reference to the Commission's website for further filings and information regarding Triad, and all other items determined by CIC to be material to the decision of the CIC stockholders. We note that Triad has timely filed all of its reports under the Exchange Act.

The Liquidation

Following the issuance of the New Triad Shares by Triad, CIC intends to commence liquidation and dissolve. In the liquidation CIC will distribute the New Triad Shares to CIC stockholders on a *pro rata* basis. The Reorganization has been structured to comply with the requirements for a tax free reorganization within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code (the "Code").

LEGAL ANALYSIS

The Liquidating Distribution is not a "Sale" Under Section 2(a)(3) and Tacking of the Holding Period under Rule 144 is Permitted

We request that the staff concur with our opinion that CIC may distribute the New Triad Shares to CIC's stockholders as a liquidating distribution without registration under the Securities Act, or alternatively, confirm that it will not recommend to the Commission any enforcement action if the Liquidating Distribution is effected without registration of the New Triad Shares. For the reasons set forth below, it is our view that the proposed distribution of the New Triad Shares to CIC's stockholders will not involve an "offer to sell" or "sale" of securities within the meaning of Section 2(a)(3) of the Securities Act and, consequently, that registration of the New Triad Shares is not required.

[1] Triad is not requesting the staff to express its view with respect to the availability of the exemption provided by Section 3(a)(9) to the exchange of shares.



The staff has appropriately recognized the need for judgment in deciding whether certain unusual transactions: (a) constitute sales or offers to sell securities, (b) require compliance with the registration or exemption provisions of the Securities Act, or (c) interrupt the holding period of securities for purposes of Rule 144. In a number of situations where there is no meaningful change in the underlying beneficial ownership of investment securities, the staff has recognized that there is no "sale" involved, no new investment decision, no meaningful change in those bearing the economic risks, no need for registration and no interruption of the holding period for the securities, even when certain elements of those transactions, if viewed in isolation, might suggest otherwise.

The term "sale" is defined in Section 2(a)(3) as a disposition for "value." The liquidating distribution of the New Triad Shares by CIC to CIC's stockholders according to the Agreement does not constitute a disposition of securities for "value." CIC's stockholders will merely receive in the liquidation that which they already indirectly own, i.e., the assets of CIC, and neither CIC nor Triad will receive any "value" in the proposed Reorganization. The receipt by Triad of slightly more Old Triad Shares than the number of New Triad Shares issued, which represents a discount of 1.75%, should not alter this conclusion. This discount is not properly viewed as a transfer of "value" to Triad, but should be viewed in this context as making Triad whole in light of the time, effort and internal resources expended by Triad in accommodating the Reorganization of this particular stockholder.

Rule 145 under the Securities Act provides that generally an offer or sale is involved when stockholders of a corporation are asked to vote on or consent to a plan or agreement for any of several types of business combinations, including a merger of one corporation with another corporation and a transfer of assets of one corporation to another corporation in consideration of the issuance of securities of the second corporation or its affiliates when, as part of such asset transfer, the first corporation will be dissolved or there will be a *pro rata* or similar distribution of the securities received from the second corporation to the stockholders of the first corporation. *Rule 145(a)(2)-(3).*

As recognized in the preliminary note to Rule 145, however, Rule 145 was intended to replace the prior "no sale" theory that treated exchanges of one investment for another investment occurring pursuant to a transaction requiring stockholder approval as resulting from a corporate action, rather than individual investment decisions. The purpose of Rule 145 was to extend the protection of registration where the stockholders voting on a transaction are being asked essentially to make "a new investment decision, whether to accept a new or different security in exchange for their existing security," all pursuant to one of the specified types of business combinations. *Rule 145, Preliminary Note.*

In contrast to a business combination where stockholders of one or more corporations are being asked to make a new investment decision regarding a new or different security, the CIC stockholders are not exchanging one investment for another and they are not giving any independent value as consideration for the purchase of a new security. Instead, the proposed Reorganization and



liquidation of CIC involve little more than a change from indirect to direct ownership by CIC's stockholders of nearly the same number of shares of Triad Common Stock. CIC's current stockholders (and the individuals who are the settlors, trustees and primary beneficiaries of the trusts that currently own CIC's shares) are already the economic owners of the Old Triad Shares currently held through CIC, which are identical in all respects to the New Triad Shares that CIC will receive in the Reorganization and distribute to its stockholders in liquidation.

Similar Precedents

The staff has recognized in other very similar situations that no offer or sale is involved when stockholders of a closely-held corporation vote on a tax-free reorganization where the primary result is a change in beneficial ownership from indirect to direct, without any meaningful change in the nature or amount of the securities in which the stockholder is invested.

Jaymark. A no-action letter issued to Jaymark, Inc. (available July 21, 2000) involved facts virtually identical in all material respects to the proposed Reorganization and liquidation of CIC. Jaymark, Inc. ("Jaymark") was a holding company that owned 62% of its primary operating subsidiary, JNI Corporation ("JNI"), plus the stock of two other corporations representing less than 10% of Jaymark's assets. The remaining 38% of JNI stock was held by public stockholders and employees. Jaymark was a privately held company owned by approximately 60 individuals, plus an employee stock ownership plan and an unrelated corporation. Jaymark first divested itself of the two small corporations, without the need for any stockholder consent, and then engaged in a reorganization under Section 368(a)(1) of the Code in which substantially all of its remaining assets (which consisted of its 68% ownership of JNI common stock) were transferred to JNI in exchange for an equal number of new JNI shares which were then distributed in liquidation to Jaymark's stockholders.

In reliance on counsel's opinion that no sale was involved, the staff said it would not recommend any enforcement action if JNI did not register the issuance to Jaymark of the "new" JNI shares and the liquidating distribution of those shares by Jaymark to its stockholders. The staff also indicated that the new shares of JNI received by Jaymark and distributed to its stockholders would continue to be "restricted securities," but that the Jaymark stockholders could tack Jaymark's holding period for purposes of Rule 144(d).

The letter of request indicated that Jaymark planned to provide information about its reorganization to its stockholders in an Information Statement satisfying the requirements of Regulation 14C of the Exchange Act, including the ratio used to compute the number of shares to be distributed, how fractional shares would be treated, and the reorganization's expected tax consequences.

TB&C BancShares, Inc. A no-action letter issued to TB&C BancShares, Inc. (available July 25, 2001) also involved facts virtually identical in all material respects to the proposed Reorganization and liquidation of CIC. TB&C BancShares, Inc. ("TB&C") was a holding company whose only asset consisted of approximately five percent of the outstanding shares of Synovus Financial Corp.



("Synovus"). TB&C was a privately held company owned by approximately 20 grantor retained annuity trusts created by relatives of the founders of TB&C. TB&C and Synovus engaged in a reorganization pursuant to Section 368(a)(1)(C) of the Code in which all of its shares of Synovus common stock were transferred to Synovus in exchange for the issuance of an equal number of new shares of Synovus common stock which were then distributed in liquidation to TB&C's stockholders.

In reliance on counsel's opinion that the transactions were not sales within the meaning of Section 2(a)(3) of the Securities Act, the staff said it would not recommend enforcement action, upon the issuance of new Synovus shares to TB&C for an equal number of Synovus shares and the immediate liquidation and distribution of those shares ratably to its own stockholders, all without registration under the Securities Act. The staff also said that the holding period for the new Synovus shares received by the TB&C stockholders in the liquidation could be tacked to the holding period of TB&C for purposes of Rule 144(d).

The letter of request indicated that TB&C planned to provide a brief transaction summary to its stockholders containing a concise description of the nature of the transaction, the anticipated tax consequences and the manner in which the number of shares of Synovus common stock to be distributed to each stockholder would be determined.

Additional No-Action Letters. There are additional examples where a closely-held corporation whose primary asset and business consisted of holding a portion of a single public company's stock engaged in some type of tax-efficient transaction causing the pre-existing shares of the public company held by the closely-held company to be transferred to the public company in exchange for substantially the same number of newly issued shares of the public company, which were received on a substantially *pro rata* basis by the stockholders of the closely-held company when it liquidated or was acquired by the public company. In each case the staff has focused on the continuity by the closely-held company's stockholders of their beneficial ownership of and investment risk with respect to the public company's shares both before and after the transaction involved as justification for allowing the tacking of holding periods by the closely-held company in determining the holding period of its stockholders. The no-action positions taken by the staff of the Commission in these letters are generally limited to the Rule 144 tacking question, but the reasoning employed (as described in the immediately preceding sentence) supports the broader proposition that no sale is involved as described more specifically in the Jaymark and TB&C letters referenced above. MEI Energy (available June 2, 1986) (a holding company whose only assets consisted of approximately 10% of Belcor, a public reporting company, sought to distribute those shares in liquidation to its 111 stockholders); The Coca-Cola Company (available December 22, 1986) (the two holding companies that owned approximately 0.47% and 2.36%, respectively, of Coke stock, but did not have any other significant assets or conduct any other business, were merged into Coke pursuant to Section 368(a)(1)(A) of the Code, and new shares of Coke stock were substantially equal to the old shares of Coke stock held by those two companies were issued in the mergers to the stockholders of those two companies); First Executive Corporation (available May 16, 1986) (the closely-held company



engaged in a tax-free reorganization under Section 368(a)(1)(B) of the Code in which its stockholders exchanged all of the outstanding stock of the closely-held company for newly issued shares of First Executive Corporation Common Stock substantially equal to the shares of First Executive Stock that had been held by the holding company); The Morgan Stanley Leveraged Equity Fund II, L.P. (available February 4, 1994) (tacking allowed by stockholders of closely-held corporation (and successive tacking by distributee partners of partnership that was one of the stockholders) when shares of closely-held company owning 36% of public company were exchanged for new shares of public company equal to 99% of old shares of public company owned by closely-held company); Borg-Warner Corporation (available November 7, 1991) (transfer to Sierra of the stock in Borg-Warner's subsidiary that owned 8.5% of Sierra stock and held less than $50,000 in cash in exchange for substantially the same number of new Sierra shares); G&G Scientific Affiliates, Incorporated (available September 9, 1988) (tax-free exchange by closely-held company of 20% of public company's stock for the same number of public company shares, which were then distributed in liquidation to the seven stockholders of the closely-held company); DNA Medical, Inc. (available December 12, 1983) (tacking of closely-held corporation's holding period allowed by five principal stockholders plus unspecified number of family members following tax-free exchange under Section 368(a)(1)(B) of the Code of stock of closely-held company for newly issued public company shares equal to 91% of the pre-existing public company shares that were held by the closely-held company); *accord*, J. William Hicks, Exempted Transactions under the Securities Act of 1933, §VIII D., Securities Law Series (Thompson/West 2005).

None of these examples was viewed as involving a sale or new investment decision that would interrupt the holding period. In several instances, the staff noted that transactions structured in a special way for tax considerations that result in the closely-held corporation's stockholders acquiring direct ownership on a substantially *pro rata* basis of substantially the same number of shares previously owned indirectly, upon the surrender or cancellation of shares in the closely-held company, should be treated the same for securities law purposes as a simple liquidation of the closely-held company. Where there is continuity of beneficial ownership of the same issuer's securities, there also is no new investment decision and no need for registration. Of particular note, some of these examples include situations where the staff has allowed the tacking of holding periods based on the primary effects of the overall transaction even if the public company acquires a relatively modest amount of cash or cash equivalents of the closely-held company, or slightly more old shares of its stock than the number of new shares it issues. As described above, in the no-action letter issued to The Morgan Stanley Leveraged Equity Fund II, L.P. (available February 4, 1994) the number of new shares issued was approximately 1% less than the number of old shares exchanged, in the no-action letter issued to DNA Medical, Inc. (available December 12, 1983) the number of new shares issued was approximately 9% less than the number of old shares exchanged, and in the no-action letter issued to Borg-Warner Corporation (available November 7, 1991) the number of new shares issued was less than the number of old shares exchanged (though the amount of the difference is not specified in the letter).


LORD BISSELL BROOK LLP
ATTORNEYS AT LAW

Based on the authorities discussed in this letter, we are of the opinion that the Liquidating Distribution will not result in an "offer to sell" or "sale" of Triad Common Stock under the Securities Act. Additionally, as discussed in the Background section above, adequate information about Triad is available to the public by virtue of Triad being a reporting company under the Exchange Act. In addition, we understand that CIC will provide adequate information about the Reorganization to CIC stockholders in its proxy statement. Furthermore, the Triad common stock is registered under the Exchange Act.

Conclusion

On the basis of the foregoing, it is our opinion that the Liquidating Distribution of the New Triad Shares by CIC to CIC stockholders does not require registration under the Securities Act, and that no policy underlying the Securities Act would be served by compelling Triad, and ultimately its stockholders, to bear the delays and expense associated with a registration of the distribution of the New Triad Shares under the Securities Act. Additionally, for purposes of Rule 144(d) and Rule 144(k), it is our opinion that the CIC stockholders may tack the combined holding period of CIC for the Old Triad Shares and the New Triad Shares to their own holding periods for the Triad Common Stock received in the liquidating distribution. We believe that these interpretations are consistent with the no-action positions taken by the staff in the past.

In the event the staff does not agree with the views expressed in this letter, we request the opportunity to confer with the staff regarding its concerns prior to the issuance of a written response.

Triad and CIC propose to effect the Reorganization as soon as they are able, and we would therefore very much appreciate a response to this letter as soon as possible. If you have any questions or wish to receive any further information, please contact the undersigned at 312-443-1823 or John S. Chapman at 312-443-0297.

Very truly yours,

LORD, BISSELL & BROOK LLP

Michael K. Renetzky

MKR:mkr